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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Crown Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 California Street, Ste 3350
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rani T. Jarkas 415-402-0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sonaike, Bambo
(Name – *if individual, state last, first, middle name*)

1640 Powers Ferry Rd., Bldg. 29, #100, Marietta, Georgia 30067
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rani Jarkas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Crown Capital LLC, as of 31 December, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

-none-

HELEN RAE SIMMS
Commission # 1566444
Notary Public - California
San Mateo County
My Comm. Expires Apr 2, 2009

Helen Rae Simms
Notary Public

Signature

Managing Partner
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Global Crown Capital, LLC.
Audited Financial Statements
December 31, 2008

Bambo Sonaike CPA, LLC
1640 Powers Ferry Road Building 29 Suite 100 Marietta GA 30067
P: 770.956.6455 F: 678.559.0659 www.cpa-service.com

Global Crown Capital LLC.
Financial statements and supplementary information
For the year ended December 31, 2008

Table of Contents

BAMBO SONAIKE CPA, LLC
LEADERSHIP | EXPERIENCE | VISION

1640 Powers Ferry Road
Building 29 Suite 100
Marietta, Georgia 30067
Office: 770.956.6455
Fax: 678.559.0659
www.cpa-service.com

INDEPENDENT AUDITOR'S REPORT

To the Members
Global Crown Capital, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Global Crown Capital, LLC as of December 31, 2008, and the related statement of operations, changes in member's capital, and cash flows for the year then ended filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally acceptable in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Crown Capital, LLC. as of December 31, 2008 and the results of its operations, changes in member's capital and cash flows for the year ended are in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purpose of additional analysis and is not required as part of the basis financial statements, but supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BamboSonaikeCPA,LLC

February 20, 2009

Global Crown Capital LLC.
Statement of Financial Position
As of December 31, 2008

Assets		*(000's omitted)*
Cash or cash equivalents (note 2)	$	484
Accounts receivable and other assets (note 2)		210
Property and equipment (net) (note 2)		23
Total assets		717
Liabilities and members' capital		
Accounts payable and accrued expenses (note 2)		98
Other liability		15
Total liabilities		113
Members' capital		604
Total liabilities and members capital	$	717

The accompanying notes are an integral part of these financial statements.

Global Crown Capital LLC.
Statement of operations
For twelve months ending December 31, 2008

	(000's omitted)
Revenues:	
Commission	997
Interest and dividends	2
Other income	615
Total revenue	1,613
Expenses:	
General and administrative (note 3)	480
Operating expenses	829
Salaries and wages	2,783
Rent	674
Professional fees	49
Depreciation	13
Total expenses	4,828
Net loss	$ (3,215)

The accompanying notes are an integral part of these financial statements.

Global Crown Capital LLC.
Statement of changes in Members' Capital
For the year ended December 31, 2008

		(000's omitted)
Members' Capital, December 31, 2007	$	891
Contribution from Members		2,928
Distribution to Members		-
Net loss		(3,215)
Members' Capital, December 31, 2008	$	604

The accompanying notes are an integral part of these financial statements.

Global Crown Capital LLC.
Statement of cash flows
For twelve months ended December 31, 2008

Cash flow from operating activities:		*(000's omitted)*
Net loss	$	(3,215)
Reconciliation of net loss to net cash provided by operating activities:		
Depreciation		13
Increase in accounts receivable and other assets		(29)
Decrease in accounts payable and accrued expenses		(122)
Decrease in notes receivable		288
Decrease in other liability		(10)
Net cash required by operating activities		(3,074)
Cash flow from investing activities:		
Investment in property and equipment		(0)
Net cash required by investing activities		(0)
Cash flow from financing activities:		
Contributions from members		2,928
Net cash provided by financing activities		2,928
Net decrease in cash		(146)
Beginning balance of cash		630
Ending balance of cash	$	484

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

Global Crown Capital LLC, "the Company", is a research focused investment firm broadly and deeply focused in the technology industry. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company specializes in global equity research, institutional sales and trading, prime brokerage, global wealth management, asset management, investment banking, and other corporate securities services.

The Company is a securities broker incorporated in the state of Delaware as a limited liability company.

2. Significant Accounting Policies

Revenue Recognition

The Company recognizes revenue from security transactions on the settlement date. This is the date the seller is required to deliver the financial instrument to the purchaser and the purchaser is required to deliver the consideration to the seller. This date may differ from the trade date.

Significant Estimates

Generally Accepted Accounting Principals require management to make accruals for significant estimates, including allowance for bad debt and contingent liabilities. These estimates may materially affect the amount reported on the statement of financial condition and the related statement of operations, changes in member's capital, and statement of cash flows. Actual amounts may differ from management's estimates.

Concentration of Credit Risks

During 2008, the Company engaged in various brokerage activities in which counter parties primarily include broker dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risks. The risk of default depends on the credit worthiness of the counter party to the issuer of the instruments.

Operating Lease Commitments

The Company leases office space in San Francisco, California under an operating lease agreement. The operating lease expires in 2013, and includes provisions for periodic fixed increases in rent. Rent is recognized over the life of the lease. The lease agreement requires the Company to pay a proportionate share of the building operating costs to cover the common area maintenance charges.

Lease Year	Annual Rent
2009	326,092
2010	332,363
2011	338,634
2012	344,905
2013	351,176

Cash & Cash Equivalent
The Company recognizes highly liquid debt instruments which mature within three months to be cash equivalents. The total amount of cash and cash equivalents as of December 31, 2008 was $484,000.

Accounts Receivable and Other Assets
Accounts receivable in the amount of $70,000 consists of the amount due from clearing house companies and income due for research services provided to other investment companies. Other assets in the amount of $140,000 consist of employee advances, deposits, and prepaid expenses. The total amount of accounts receivable and other assets as of December 31, 2008 was $210,000.

Property and Equipment
These are the Company's assets with an estimated useful life of more than two years. Such assets are recorded at historical cost. As of December 31, 2008, the total balance of these property and equipment net of accumulated depreciation of $110,000 was $23,000.

The cost of normal maintenance and repairs that do not add to the value of the assets or materially extend assets lives are not capitalized. The property and equipment of the Organization are depreciated using the straight-line method over 5 to 7 years. For the period ended December 31, 2008, depreciation expenses in the amount of $13,000 were recorded in the statement of operations.

Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses consist of expenses incurred during the day to day operation of the Company. As of December 31, 2008 the outstanding balance of accounts payable and accrued expenses was $98,000.

Income Taxes
The Company was formed as a limited liability company and has elected to be treated as a partnership, which provides that members of the Company are taxed on the Company's taxable income for federal tax purpose. Therefore no provision for federal income taxes has been made in these financial statements.

The state of California imposes a graduated franchise fee based on annual gross revenue. For the period ended December 31, 2008, the franchise fee of $6,000 has been accrued in the statement of operations.

3. General and Administrative Expenses and Related Party Transactions
The Company entered into an agreement with a related party to provide various administrative services. The administrative services include computer technology, business consulting, operations consulting, human resource management, and other administrative services. The total amount paid to related parties for general and administrative services for the twelve months ended December 31, 2008 was $281,000.

4. Regulatory Requirements
The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 the Company had computed net capital of $496,000 which was $383,000 in excess of its required net capital of $113,000. The aggregate indebtedness to net capital ratio at December 31, 2008 was 0.23 to 1.

All customer transactions are cleared on a fully disclosed basis through a clearing broker which files statements with the SEC pursuant Rule 17a-5.

5. Subsequent Events
There were no reportable subsequent events.

BAMBO SONAIKE CPA, LLC
LEADERSHIP | EXPERIENCE | VISION

1640 Powers Ferry Road
Building 29 Suite 100
Marietta, Georgia 30067
Office: 770.956.6455
Fax: 678.559.0659
www.cpa-service.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
Global Crown Capital, LLC
San Francisco, California

We have audited the accompanying financial statements of Global Crown Capital LLC as of and for the year ended December 31, 2008, and have issued our report thereon dated February 20, 2009.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements take as a whole.

BamboSonaikeCPALLC

February 20, 2009

Global Crown Capital LLC.
Supplementary information
As of December 31, 2008

Computation of net capital

		(000's omitted)
Members' Capital from Statement of financial condition	$	604
Less non allowable assets:		
Accounts receivable and other assets		85
Note receivable		-
Property and equipment		23
Total non allowable assets		108
Net Capital		496
Less minimum Net Capital required		113
Excess Net Capital		383

Computation of aggregate indebtness

Aggregate Indebtedness	$	113

Other ratios

Ratio of aggregate indebtedness to net capital	0.23 to 1

Reconciliation with company's computation in part II of form X-17A-5 as of December 31, 2008

Net Capital, as reported in Company's part II (unaudited) FOCUS report	$	540
Audited changes to equity account		12
Total equity changes		12
Less audited adjustments to non allowable assets:		
Accounts receivable and other assets		69
Property and equipment		(13)
Total adjustments to non allowable assets		56
Net capital per above	$	496

BAMBO SONAIKE CPA, LLC
LEADERSHIP | EXPERIENCE | VISION

1640 Powers Ferry Road
Building 29 Suite 100
Marietta, Georgia 30067
Office: 770.956.6455
Fax: 678.559.0659
www.cpa-service.com

INDEPENDENT AUDITOR'S RPEORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 (G) (1) FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Members
Global Crown Capital, LLC
San Francisco, California

In planning and performing our audit of the financial statements of Global Crown Capital LLC, as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United states of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the

practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BamboSonaikeCPA, LLC

February 20, 2009